PIE PASSION LLC

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Pie Passion LLC
Los Angeles, California

We have reviewed the accompanying consolidated financial statements of Pie Passion LLC, which comprise the consolidated balance sheets as of December 31, 2022, and 2021, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Pie Passion LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
June 8, 2023

PIE PASSION LLC
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(unaudited)

ASSETS

	2022	2021
CURRENT ASSETS		
Cash and cash equivalents	$ 719,728	$ 289,459
Accounts receivable, net	56,767	10,185
Inventory	94,071	77,053
Employee retention credit receivable	41,018	450,524
Prepaid expenses and other current assets	32,286	18,508
TOTAL CURRENT ASSETS	943,870	845,729
PROPERTY AND EQUIPMENT		
Property and equipment, net	139,656	161,623
OTHER ASSETS		
Intangible assets	1,370,000	1,370,000
Lease acquisition costs	133,530	152,606
Capital contributions receivable	305,560	305,560
Deposits	62,975	23,975
TOTAL OTHER ASSETS	1,872,065	1,852,141
TOTAL ASSETS	$ 2,955,591	$ 2,859,493

LIABILITIES AND MEMBERS' EQUITY

	2022	2021
CURRENT LIABILITIES		
Accounts payable	$ 103,527	$ 53,723
Credit cards payable	27,174	36,729
Accrued expenses	15,358	3,734
Accrued payroll	22,599	8,958
Guaranteed payments payable	492,517	492,517
Note payable - current portion	3,282	4,724
TOTAL CURRENT LIABILITIES	664,457	600,385
LONG-TERM LIABILITIES		
Note payable	-	3,282
TOTAL LONG-TERM LIABILITIES	-	3,282
TOTAL LIABILITIES	664,457	603,667
MEMBERS' EQUITY		
Capital contributions	3,507,000	3,092,000
Accumulated deficit	(1,215,866)	(836,174)
TOTAL MEMBERS' EQUITY	2,291,134	2,255,826
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,955,591	$ 2,859,493

See independent accountant's review report and accompanying notes to financial statements.

PIE PASSION LLC
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2022 AND 2021
(unaudited)

	2022	2021
REVENUES	$ 1,805,490	$ 1,947,216
COST OF GOODS SOLD	963,386	924,347
GROSS PROFIT	842,104	1,022,869
OPERATING EXPENSES		
Amortization and depreciation expense	66,779	73,784
General and administrative	226,284	197,946
Guaranteed payments	-	145,008
Insurance expense	57,424	38,584
Professional fees	64,462	40,251
Rent expense	342,298	262,547
Research and development	4,956	24,434
Salaries and wages	455,108	428,916
Sales and marketing	4,725	20,143
TOTAL OPERATING EXPENSES	1,222,036	1,231,613
NET OPERATING LOSS	(379,932)	(208,744)
OTHER INCOME/(EXPENSES)		
Interest income	51	-
Interest expense	(292)	(522)
Forgiveness of SBA PPP loan	-	94,590
Employee retention credit	-	321,626
Other income	481	-
TOTAL OTHER INCOME/(EXPENSES)	240	415,694
NET INCOME (LOSS)	$ (379,692)	$ 206,950

See independent accountant's review report and accompanying notes to financial statements.

PIE PASSION LLC
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2022 AND 2021
(unaudited)

	Capital Contributions	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021	3,092,000	$ (1,043,124)	$ 2,048,876
Net income	-	206,950	$ 206,950
ENDING BALANCE, DECEMBER 31, 2021	$ 3,092,000	$ (836,174)	$ 2,255,826
Capital contributions	415,000	-	$ 415,000
Net loss	-	(379,692)	$ (379,692)
ENDING BALANCE, DECEMBER 31, 2022	**$ 3,507,000**	**$ (1,215,866)**	**$ 2,291,134**

See independent accountant's review report and accompanying notes to financial statements.

PIE PASSION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2022 AND 2021
(unaudited)

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (379,692)	$ 206,950
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	66,779	73,784
PPP loan forgiven	-	(94,590)
(Increase) decrease in assets:		
Accounts receivable	(46,582)	(7,272)
Inventory	(17,018)	(19,326)
Prepaid expenses and other current assets	(13,778)	(5,539)
Employee retention credit receivable	409,506	(321,636)
Deposits	(39,000)	-
Increase (decrease) in liabilities:		
Accounts payable	49,804	14,514
Credit cards payable	(9,555)	24,776
Accrued expenses	11,624	(4,933)
Accrued payroll	13,641	4,037
Guaranteed payments payable	-	(14,992)
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	45,729	(144,227)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(25,736)	-
CASH USED FOR INVESTING ACTIVITIES	(25,736)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	415,000	-
Capital contributions receivable	-	160,000
Repayment of note payable	(4,724)	(4,494)
CASH PROVIDED BY FINANCING ACTIVITIES	410,276	155,506
NET INCREASE IN CASH	430,269	11,279
CASH AT BEGINNING OF YEAR	289,459	278,180
CASH AT END OF YEAR	$ 719,728	$ 289,459
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 292	$ 522
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Pie Passion LLC was organized in the State of Delaware on July 21, 2017.

WeHo Pies LLC was organized in the State of California on April 6, 2018. WeHo Pies LLC is wholly owned and operated by Pie Passion LLC.

Brentwood Pies LLC was organized in the State of California on March 10, 2017. Brentwood Pies LLC is wholly owned and operated by Pie Passion LLC.

WP Kitchen LLC was organized in the State of California on February 1, 2022. WP Kitchen LLC is wholly owned and operated by Pie Passion LLC.

MDR Pies LLC was organized in the State of California on March 3, 2022. MDR Pies LLC is wholly owned and operated by Pie Passion LLC.

The Company specializes in handmade pies that are made from scratch and use all-natural ingredients. Additionally, when possible, the Company sources local and organic produce that allows for a one of a kind of experience in stores or at home.

Going Concern

Since Inception, the Company has relied on funds from member contributions issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital, while growing their brand and expanding locations. These matters raise concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still in the expansion process. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short-term capital, as well as the Company's ability to generate funds through revenue producing activities. The Company expects to raise money through SAFE offerings to meet their expansion needs over the next year.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Pie Passion LLC, WeHo Pies LLC, Brentwood Pies LLC, WP Kitchen LLC and MDR Pies LLC (collectively, the "Company). WeHo Pies LLC, Brentwood Pies LLC, WP Kitchen LLC and MDR Pies LLC, are fully owned by Pie Passion LLC. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, and 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, and 2021, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2022, and 2021, the balance of inventory related to finished goods was $94,071 and $77,053, respectively.

Intangible Assets
The Company accounts for intangible assets (including intellectual property and goodwill) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Intangible Assets
As of December 31, 2022 and 2021, intellectual property and goodwill totaled $1,370,000 and the Company did not record any impairment costs.

Lease Acquisition Costs
The Company accounts for costs associated with acquisition of leases at cost and amortizes the amount over the terms of the leases. As of December 31, 2022 and 2021, the Company recorded a total of $209,834 in lease acquisition costs. Amortization expense for the years ending December 31, 2022 and 2021, was $19,076.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years and leasehold improvements are depreciated over 15 years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would

1. <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments (continued)
use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling delicious homemade pies. The Company's payments are generally collected upfront. For years ending December 31, 2022, and 2021 the Company recognized $1,805,490 and $1,947,216 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The company is still evaluating the impact of the adoption of ASU 2016-02 on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Capital Contributions Receivable

At inception, the founders of the Company agreed to contribute a total of $3,050,000 to the Company in exchange for membership units. As of December 31, 2021 and 2020, a total of $305,560 is still due to the Company, in exchange for their initial capital contributions. The Company has elected to record this as a long term asset, since they are unsure if the amounts will be contributed within the next year.

4. Employee Retention Credit Receivable

The Employee Retention Credit ("ERC") for 2020 was established under the CARES Act and amended by the Taxpayer Certainty and Disaster Tax Relief Act of 2020 (the "Relief Act") provided for changes in the employee retention credit for 2020 and provided an additional credit for the first, second and third calendar quarters of 2021. The Company evaluated its eligibility for the employee retention credit for the qualifying quarters in 2020 and 2021. In order to qualify for the ERC in 2020 and 2021, the Company needed to experience a 50% or 20%, respectively, reduction in gross receipts from either (1) the same quarter in 2019 or (2) the immediately preceding quarter to the corresponding calendar quarter in 2019. It was determined that the Company qualified for the employee retention credit during 2020 and 2021. As a result, for the years ending December 31, 2021, and 2020, nil and $321,636, respectively, was recognized in other income for the employee retention credit.

5. Property and Equipment

Property and equipment consisted of the following at December 31, 2022 and 2021:

Property and equipment at cost:	2022	2021
Office Equipment	$ 175,428	$ 164,255
Leasehold Improvements	143,852	129,289
Motor Vehicles	22,498	22,129
	341,778	315,673
Less: Accumulated depreciation	(202,122)	(154,050)
Total	$ 139,656	$ 161,623

6. Note Payable

Debt consisted of the following at December 31, 2022 and 2021:

	2022	2021
Contract note payable; interest at 4.99% per annum, maturing in September 2023, minimum monthly payment of $418, collateralized by a Company vehicle.	$ 3,282	$ 8,006
Less: Current portion of note payable	3,282	4,724
Long term portion of note payable	-	3,282

Maturity of the note payable is as follows:

December 31, 2022	$ 3,282
	$ 3,282

7. SBA PPP Loan

In 2020, the Company received loan proceeds of $94,590 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

7. SBA PPP Loan (continued)

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and Chase as lender and agent for the Small Business Administration ("SBA"). The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As of December 31, 2021, the Company received notice from the bank that the loan had been fully forgiven.

8. Equity

Membership Interest
Under the operating agreement, the Company has the authority to issue up to 100,000 Membership Interests, consisting of 95,000 Class A Membership Interests and 5,000 Class B Membership Interest. As of December 31, 2022, a total of 86,656 Class A Membership Interest and a total of 4,000 Class B Membership Interest have been issued and are outstanding.

Capital Contributions
The Company has received capital contributions from investors over the years. As of December 31, 2022 and 2021, the Company has received a total of $3,507,000 and $3,092,000, respectively, as capital contributions.

9. Going Concern

These financial statements are prepared on a going concern basis. The Company was incorporated on July 21, 2017, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10. Subsequent Events

SAFE Obligations Issued
During 2023, the Company issued several Simple Agreements for Future Equity ("SAFEs") for a total of $515,000. The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing of at least $7,500,000, the SAFE will automatically convert into the number of units equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $12,000,000 with an 80% discount rate.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,000,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors

10. Subsequent Events (continued)

Crowdfunding Offering (continued)
totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal, LLC and its wholly owned subsidiaries (the “Intermediary” aka “Wefunder”). The Intermediary will be entitled to receive a 7.5% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through June 8, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.